UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ellington Financial LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

288522303

(CUSIP Number)

Jason Frank, Esq.

Ellington Financial LLC

53 Forest Avenue

Old Greenwich, Connecticut 06870

+1 203 698 1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 606,116 Common Shares
	(8)	SHARED VOTING POWER 2,593,642 Common Shares
	(9)	SOLE DISPOSITIVE POWER 606,116 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,684,399 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,290,515 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments L.L.C. (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,469,231 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,598,747 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,598,747 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,360,089 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,489,605 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,605 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 109,142 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 109,142 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,142 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, and May 22, 2013 the “Schedule 13D”) with respect to the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). This Amendment No. 5 is being filed to update the number of Common Shares of the Issuer, and the percent of class, beneficially owned by the Reporting Persons to give effect to certain transactions described below. The information set forth below in Items 3, 6 and 7 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 5 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following to the end of this section:

On August 1, 2013, pursuant to the Management Agreement, the Issuer issued 5,144 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the second quarter of 2013.

On August 30, 2013, EMGH distributed 90,757 Common Units to Michael Vranos and 38,759 Common Units to Laurence Penn as part of a pro rata distribution to its partners (“Distribution”). No one received or paid any consideration for any Common Units transferred in connection with this Distribution. Substantially concurrent with the Distribution, Mr. Vranos sold 90,757 Common Units to a family trust of which Mr. Vranos is the settlor (the “Vranos Family Trust”) at a price of $17.0508 per Common Unit. Mr. Penn sold 38,759 Common Units to an entity owned by a family trust of which Mr. Penn is the settlor and for which Mr. Vranos serves as a trustee (the “Penn Family Trust”) at a price of $16.6136 per Common Unit. Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers of all Common Units including those held by the Vranos Family Trust and the Penn Family Trust.

On November 4, 2013, pursuant to the Management Agreement, the Issuer issued 9,249 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the third quarter of 2013.

On November 14, 2013, Mr. Vranos purchased 500,000 Common Shares from a trust of which Mr. Vranos is the settlor at a price of $23.275 per Common Share.

Each of these transactions has been previously reported on a Form 4 filed by Mr. Vranos.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,290,515 shares, which represents beneficial ownership of 12.6% of the total number of Common Shares outstanding as of November 14, 2013. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	606,116	2,593,642	606,116	2,684,399	3,290,515	12.6%	N/A
VC (3)	0	2,469,231	0	2,598,747	2,598,747	10.0%	Mr. Vranos
EMGH (4)	0	2,360,089	0	2,489,605	2,489,605	9.6%	VC
EFM	0	109,142	0	109,142	109,142	0.4%	VC

SCHEDULE 13D

CUSIP No. 288522303	Page 7

(1) Beneficial ownership is calculated based on 25,428,186 Common Shares outstanding as of November 14, 2013. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of November 14, 2013 by the conversion of any LTIP Units or Common Units. LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.

(2) Beneficial ownership includes 514,294 Common Shares held directly by Mr. Vranos, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 2,360,089 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units — see footnote 4 below), 109,142 Common Shares held directly by EFM, 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, and 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers.

(3) Beneficial ownership includes 2,360,089 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units — see footnote 4 below), 109,142 Common Shares held directly by EFM, and 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers.

(4) Beneficial ownership includes 1,905,443 Common Shares, 372,162 LTIP Units and 82,484 Common Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after a two-year holding period and other applicable conditions have been satisfied. The two-year holding period may be waived upon the occurrence of certain events. Beneficial ownership also includes 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers

(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions dated August 1, 2013, August 30, 2013, November 4, 2013 and November 14, 2013 contained in Item 3 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Vranos Family Trust and Penn Family Trust has agreed to not transfer the Common Units held directly by it without first obtaining the prior written consent of Mr. Vranos.

Item 7.	Material to be Filed as Exhibits.

Exhibit 24.1: Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 6th day of January, 2014.

MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
Name:	Michael W. Vranos
Title:	Managing Member

EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Designated Person

By	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Vice Chairman

ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
Name:	Laurence E. Penn
Title:	Executive Vice President